SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Hutchison Telecommunications International Limited

(Name of Issuer)

Ordinary Shares, nominal value HK$0.25 each

(Title of Class of Securities)

44841T 10 7

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

CUSIP No. 44841T 10 7

1	Name of Reporting Person Hutchison Whampoa Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,814,570,875 Ordinary Shares of the Issuer

	8	Shared Voting Power —0—

	9	Sole Dispositive Power 4,814,570,875 Ordinary Shares of the Issuer

	10	Shared Dispositive Power —0—

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,814,570,875 Ordinary Shares of the Issuer

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person HC, CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Hutchison Telecommunications Investment Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,814,570,875 Ordinary Shares of the Issuer

	8	Shared Voting Power —0—

	9	Sole Dispositive Power 4,814,570,875 Ordinary Shares of the Issuer

	10	Shared Dispositive Power —0—

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,814,570,875 Ordinary Shares of the Issuer

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Hutchison Telecommunications Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,194,641,771 Ordinary Shares of the Issuer

	8	Shared Voting Power —0—

	9	Sole Dispositive Power 2,194,641,771 Ordinary Shares of the Issuer

	10	Shared Dispositive Power —0—

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,194,641,771 Ordinary Shares of the Issuer

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 45.6%(1)

14	Type of Reporting Person CO

(1) Based on 4,814,570,875 Ordinary Shares of the Issuer which are issued and outstanding as of May 24, 2010.

CUSIP No. 44841T 10 7

1	Name of Reporting Person Cheung Kong (Holdings) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person HC, CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Continental Realty Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Kam Chin Investment S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Shining Heights Profits Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person White Rain Enterprises Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Polycourt Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Richland Realty Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Top Win Investment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Haldaner Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Winbo Power Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Good Energy Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Oriental Time Investment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Well Karin Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Fumanda Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Harvestime Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Harrowgate Investments Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Hislop Resources Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Mirabole Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Wealth Pleasure Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Guidefield Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Hey Darley Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11

Aggregate Amount Beneficially Owned by Each Reporting Person
—0—

The Reporting Person expressly disclaims beneficial ownership of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
0%

The Reporting Person expressly disclaims beneficial ownership of the 100% interest represented by the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications Holdings Limited.  See Item 5.

14	Type of Reporting Person CO

CUSIP No. 44841T 10 7

1	Name of Reporting Person Cheung Kong Enterprises Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—

	8	Shared Voting Power —0—

	9	Sole Dispositive Power —0—

	10	Shared Dispositive Power —0—

11	Aggregate Amount Beneficially Owned by Each Reporting Person —0—

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

This Amendment No. 8 (the “Amendment”) amends and supplements the statement on Schedule 13D, filed by the Reporting Persons on June 30, 2005, as amended by Amendment No. 1 filed by the Reporting Persons on August 12, 2005, Amendment No. 2 filed by the Reporting Persons on December 27, 2005, Amendment No. 3 filed by the Reporting Persons on January 15, 2008, Amendment No. 4 filed by the Reporting Persons on November 7, 2008, Amendment No. 5 filed by the Reporting Persons on January 8, 2010, Amendment No. 6, filed by the Reporting Persons on March 16, 2010, and Amendment No. 7 filed by the Reporting Persons on May 13, 2010 (the “Schedule 13D”), relating to the Ordinary Shares, nominal value HK$0.25 each (the “Ordinary Shares”), of Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

Scheme of Arrangement

Pursuant to the Scheme (as defined in Item 4 below), the share capital of the Issuer was reduced on May 24, 2010 (Cayman Islands time), the effective date of the Scheme, by the cancellation of 1,908,748,622 Ordinary Shares of the Issuer at an aggregate cancellation price of HK$4,199,246,968.40, or HK$2.20 per Ordinary Share.  Hutchison Telecommunications Holdings Limited (“HTHL”) intends to finance payment of the cancellation price from internal resources of the Hutchison Whampoa Limited (“HWL”) group (other than the Hutchison Telecommunications International Limited group).  Immediately following such capital reduction, the share capital of the Issuer was restored to its former amount by the issuance at par of 1,908,748,622 new Ordinary Shares to HTHL.  The reserve created in the Issuer’s books of account as a result of the capital reduction was applied in paying up in full at par the new Ordinary Shares so issued, to HTHL.

Item 4.	Purpose of Transaction.

As previously disclosed, (1) on January 8, 2010, HTHL, an indirect wholly-owned subsidiary of HWL, requested the board of directors of the Issuer to put forward a proposal (the “Share Proposal”) regarding a privatization of the Issuer by way of a scheme of arrangement (the “Scheme”) under Section 86 of the Companies Law of the Cayman Islands, (2) on March 15, 2010, HWL, HTHL and the Issuer jointly issued a scheme document (the “Scheme Document”) formally proposing the Share Proposal and the Scheme, and (3) on May 12, 2010, HWL, HTHL and the Issuer made a joint announcement that the Scheme had been duly approved at the court meeting and the resolutions in relation to the Scheme (as described in the notice of the extraordinary general meeting in the Scheme Document) had been duly passed at the extraordinary general meeting of shareholders of the Issuer held on May 12, 2010.

The Scheme was sanctioned without modification and the reduction of the share capital of the Issuer resulting from the implementation of the Scheme was confirmed by the Grand Court of the Cayman Islands on May 21, 2010 (Cayman Islands time).  All of the conditions of the Scheme and the Share Proposal having been fulfilled, the Scheme became effective on May 24, 2010 (Cayman Islands time).  The previously disclosed proposal to holders of share options of the Issuer to cancel all outstanding share options of the Issuer also became effective on the same day.

On May 24, 2010, HWL, HTHL and the Issuer made a joint announcement (the “May 24 Joint Announcement”) that the Grand Court of the Cayman Islands sanctioned the Scheme without modification on May 21, 2010.  Subsequently, on May 25, 2010, HWL, HTHL and the Issuer made another joint announcement (the “May 25 Joint Announcement”) announcing the May 24, 2010 (Cayman Islands time) effective date of the Scheme, the withdrawal of the listing of the Ordinary Shares on The Stock Exchange of Hong Kong Limited and the delisting of the Issuer’s American Depositary Shares from the New York Stock Exchange.  This item is qualified in its entirety by reference to the May 24 Joint Announcement and the May 25 Joint Announcement, which are attached hereto as Exhibit 18 and Exhibit 19, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)

(i)       HWL: Through its indirect ownership of 100% of the issued and outstanding shares of HTIHL, following the Scheme becoming effective, HWL beneficially owns 4,814,570,875 Ordinary Shares of the Issuer, representing 100% of the issued and outstanding Ordinary Shares. HWL has sole power to vote and dispose of all of these Ordinary Shares.

(ii)      HTIHL: Following the Scheme becoming effective, through its direct ownership of 2,619,929,104 Ordinary Shares of the Issuer and direct ownership of 100% of the issued and outstanding shares of HTHL, HTIHL beneficially owns 4,814,570,875 Ordinary Shares of the Issuer, representing 100% of the issued and outstanding Ordinary Shares. HTIHL has sole power to vote and dispose of all of these Ordinary Shares.

(iii)     HTHL: Following the Scheme becoming effective, HTHL directly owns 2,194,641,771 Ordinary Shares of the Issuer, representing approximately 45.6% of the issued and outstanding Ordinary Shares. HTHL has sole power to vote and dispose of all of these Ordinary Shares.

(iv)     Cheung Kong (Holdings) Limited (“CKH”): CKH directly or indirectly owns 100% of the issued and outstanding shares of Continental Realty Ltd., Kam Chin Investment S.A., Shining Heights Profits Limited, White Rain Enterprises Limited, Polycourt Limited, Richland Realty Limited, Top Win Investment Limited, Haldaner Limited, Winbo Power Limited, Good Energy Limited, Oriental Time Investment Limited, Well Karin Limited, Fumanda Limited, Harvestime Holdings Limited, Harrowgate Investments Limited, Hislop Resources Limited, Mirabole Limited, Wealth Pleasure Limited, Guidefield Limited and Hey Darley Limited (the “CKH Subsidiaries”). Each of the CKH Subsidiaries holds a direct interest in HWL, which in aggregate equal approximately 49.97% of the issued and outstanding shares of HWL. Through its ownership of the CKH Subsidiaries and resulting indirect ownership of approximately 49.97% of the issued and outstanding shares of HWL, CKH and each of the CKH Subsidiaries may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), be deemed to control the voting and disposition of the 4,814,570,875 Ordinary Shares of the Issuer beneficially owned in aggregate by HWL, HTIHL and HTHL (the “Disclaimed Shares”), representing 100% of the issued and outstanding Ordinary Shares. However, pursuant to Rule 13d-4 under the Act, CKH and each of the CKH Subsidiaries expressly disclaims beneficial ownership of the Disclaimed Shares, and the filing of this Schedule shall in no way be construed as an admission that CKH or any CKH Subsidiary is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the Disclaimed Shares.

Except as described in this Item 5, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their respective executive officers or directors, (i) beneficially owns any Ordinary Shares or American Depositary Shares of the Issuer as of the date hereof, or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Ordinary Shares or American Depositary Shares of the Issuer.

(c)     Pursuant to the Scheme, on May 24, 2010, the share capital of the Issuer was reduced by the cancellation of 1,908,748,622 Ordinary Shares of the Issuer at an aggregate cancellation price of HK$4,199,246,968.40, or HK$2.20 per Ordinary Share. Immediately following such capital reduction, the share capital of the Issuer was restored to its former amount by the issuance at par of 1,908,748,622 new Ordinary Shares to HTHL. The reserve created in the Issuer’s books of account as a result of the capital reduction was applied in paying up in full at par the new Ordinary Shares so issued, to HTHL. All of the Ordinary Shares directly held by the CKH Subsidiaries, Cheung Kong Enterprises Limited and the executive officers or directors of the Reporting Persons were cancelled pursuant to the Scheme. Except as described in this Item 5, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their respective executive officers or directors, has effected any transaction in Ordinary Shares or American Depositary Shares of the Issuer during the past 60 days.

(d)     Not applicable.

(e)     Cheung Kong Enterprises Limited ceased to have beneficial ownership of any Ordinary Shares of the Issuer on May 24, 2010 (Cayman Islands time), the effective date of the Scheme.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response set forth in Item 6 of the Schedule 13D is hereby amended by the addition of the paragraphs set forth under Item 4 above.

Item 7.	Material to be Filed as Exhibits.
Exhibit 18	Joint Announcement dated May 24, 2010 issued by HWL, HTHL and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Report on Form 6-K furnished to the SEC on May 24, 2010).

Exhibit 19	Joint Announcement dated May 25, 2010 issued by HWL, HTHL and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Report on Form 6-K furnished to the SEC on May 25, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2010

HUTCHISON WHAMPOA LIMITED

HUTCHISON TELECOMMUNICATIONS INVESTMENT HOLDINGS LIMITED

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

CHEUNG KONG (HOLDINGS) LIMITED

CONTINENTAL REALTY LTD

KAM CHIN INVESTMENT S.A.

SHINING HEIGHTS PROFITS LIMITED

WHITE RAIN ENTERPRISES LIMITED

POLYCOURT LIMITED

RICHLAND REALTY LIMITED

TOP WIN INVESTMENT LIMITED

HALDANER LIMITED

WINBO POWER LIMITED

GOOD ENERGY LIMITED

ORIENTAL TIME INVESTMENT LIMITED

WELL KARIN LIMITED

FUMANDA LIMITED

HARVESTIME HOLDINGS LIMITED

HARROWGATE INVESTMENTS LIMITED

HISLOP RESOURCES LIMITED

MIRABOLE LIMITED

WEALTH PLEASURE LIMITED

GUIDEFIELD LIMITED

HEY DARLEY LIMITED

CHEUNG KONG ENTERPRISES LIMITED

By:	/s/ Edmond Ip
Name:	Edmond Ip
Title:	Director